SHEARMAN & STERLING

AV. BRIG. FARIA LIMA, 3400 | 04538 132 | SÃO PAULO | BRASIL
WWW.SHEARMAN.COM | T+55.11.3702.2200

55.11.3702.2202
BY EDGAR AND FACSIMILE

Ms. Jean Yu
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: 202.772.9202

August 10, 2006

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Ms. Yu:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the comment letter from the Staff dated July 13, 2006 concerning the above-referenced filing on Form 20-F (the “20-F).

Until this response we have focused on the refundability of maintenance reserves in light of the Staff’s comment letter of June 1, 2006. Since the Company’s accounting for maintenance costs is not predicated on the refundability of maintenance deposits, the Company has chosen to respond to the Staff’s comment letter of July 13, 2006 with a comprehensive analysis of its accounting method regarding its maintenance costs under its aircraft leases and an explanation of why it believes this method is the most appropriate for it under its circumstances. Accordingly,

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

SHEARMAN & STERLING

to set the appropriate focus, we have reversed the order in which we have responded to the Staff’s comments.

STAFF COMMENT NO. 2

In addition, please provide us with a detailed schedule that rolls forward your maintenance reserves by aircraft for each of the years in the three years ended December 31, 2005. Please include all aircraft leased under long-term leases since your inception that required maintenance reserves or any other payments (other than fixed, upfront, refundable security deposits) for which you deferred expense recognition. Please organize the schedule by lessor and include the following: aircraft serial number, date of original lease, name and description of payment for which you deferred expense recognition, amounts deferred by period, amounts expensed by period directly related to maintenance performed, any other amounts expensed by period not directly related to maintenance performed (along with notation describing the nature of such charges), and period end balances. Please also provide a summary schedule that reconciles the amounts expensed by period and the period end balances from the roll forward to the amounts reported in your consolidated financial statements.

The aircraft equipment for which reserves are required and can be drawn upon are specified in the Company’s lease agreements. To date, the maintenance expense reported by the Company has all related to maintenance incurred. The Company did not return any aircraft in 2003, 2004 and 2005 and has not incurred any maintenance expenses for which reserves were used for payment during 2003, 2004 or 2005. In your comment you have requested that the Company provide you with roll-forward information on its maintenance reserves for 2003, 2004 and 2005 as it relates to maintenance with a significant amount of detail, organized by aircraft and lessor and reconciled to its financial statements. Given the Company’s uncertainty as to the necessity of such detail, the Company is providing more summarized information in the hopes that this will provide sufficient data for your review purposes. To the extent additional detailed information is necessary, we would be happy to discuss this further with you and provide you with the information you need to complete the review process.

The summarized information for the deposits for maintenance for 2003, 2004 and 2005 is as follows:

	2003	2004	2005
		(in millions of reais)
Maintenance Expense (incurred maintenance)	42	52	55
Deposits Made (deposited in reserve accounts)	62	105	119
Utilization of Deposits for Maintenance	0	0	0
Deposit Balance at Beginning of Year	100	162	267
Deposit Balance at End of Year	162	267	386

SHEARMAN & STERLING

As you can see from the data, the Company has incurred no maintenance through the end of 2005 for which any of the maintenance reserve deposits were used for payment. During 2006 and future years, the Company expects to use funds in the maintenance reserves to pay for maintenance incurred and qualifying for reimbursement from the maintenance reserves. The “deferred” amounts recorded as prepaid expenses (deposits) include only maintenance reserve deposits that the Company expects to use or receive as reimbursement for maintenance services performed. The prepaid expenses (deposits) do not include any amounts other than maintenance reserve deposits.

Accounting Method Applied

We are providing the following summary of the Company’s maintenance accounting policy and how it has been applied to the maintenance reserve deposits required by the lease agreements. The Company’s aircraft lease agreements specifically provide that the Company, as lessee, is responsible for maintenance of the leased aircraft. That is, the Company bears all risks of maintenance cost and has supplier discretion. In addition, certain of the Company’s aircraft lease agreements also include provisions requiring the Company, over the lease term, to make deposits into an account maintained by the lessors to reimburse the Company for certain maintenance on the leased aircraft. As the Company is a relatively young entity, the lessors are focused on the credit risk relating to its ability to pay for the maintenance required under its leases. To mitigate the credit risk, they are requiring the Company to maintain these maintenance deposits. These deposits are calculated based on a usage measure, such as flight hours, and are specifically to be used to reimburse the Company when maintenance has been done. The Company selects the third-party providers that furnish services in connection with maintenance of its leased aircraft, determines the services to be rendered and negotiates the rate. If there are sufficient funds on deposit to pay the invoices submitted by the Company after its approval, they are paid. The Company is responsible for 100% of the cost of the maintenance, but is reimbursed only in the amount set forth in the lease agreement, for which a deposit has been made. Because (i) such deposits are contractually related to maintenance of the leased aircraft and (ii) paragraph 5.j. of Statement of Financial Accounting Standards No. 13, Accounting for Leases, specifically excludes executory costs such as maintenance from the determination of minimum lease payments and subsequent accounting, the Company does not include these payments in periodic rental expense, but rather accounts for them in accordance with the Company’s maintenance accounting policy.

The current AICPA Industry Audit Guide, Audits of Airlines (the “Audit Guide”), provides four acceptable methods of accounting for heavy maintenance activities by an airline1. The

_________________________
1 In May 2006, the Financial Accounting Standards Board issued a proposed FASB Staff Position, Accounting for Planned Major Maintenance Activities, that would prohibit use of the accrue-in-advance method to account for planned major maintenance activities. If adopted, the guidance in the proposed

SHEARMAN & STERLING

Company’s accounting policy for both owned as well as its leased aircraft is to expense the costs of maintenance activities as incurred. In applying this policy to payments made to a third party, the Company believes that maintenance expense should be recognized when the maintenance activities occur, consistent with its maintenance accounting policy, unless all cost and risk associated with the maintenance activities has been transferred to the third party. In general, in the airline industry, this transfer of cost risk occurs only in certain power-by-the-hour agreements with third-party maintenance providers, under which payments are made to the maintenance provider based on a fixed rate and the maintenance provider is fully and contractually responsible for providing the maintenance without any further adjustments to the payments made by the airline. The Company has no power-by-the-hour agreements for any of its aircraft. Instead, it utilizes third-party providers it selects for maintenance services billed on a “time-and-materials” basis.

The maintenance deposits made under the Company’s lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. As a result, the Company records these amounts, which are essentially the amounts required to fund the next required maintenance event that qualifies for reimbursement, as deposits on its balance sheet and then recognizes maintenance expense when the underlying maintenance is performed in accordance with its maintenance accounting policy. Any excess amounts expected to be retained by the lessor, which are not expected to be material, would be recognized as additional aircraft rental expense when it is determined to be probable that the funds would be retained by the lessor (as defined by FAS 5), as discussed in the next paragraph. The Company is also aware that the Audit Guide is presently being expanded by a task force established by the AICPA to address numerous issues that have arisen in the airline industry since its original issuance. It is the Company’s understanding that the expanded Audit Guide would note that if a third-party contract does not meet cost risk transfer criteria, a deposit or prepaid expense method should be used, with the expense recorded when the actual maintenance event occurs (assuming a company’s policy is expense as incurred). The Company’s current accounting policy is consistent with this approach. Finally, the Company believes that if it expensed the maintenance deposits when paid, the recognition of expense prior to the performance of the maintenance activities would be inconsistent with the direction taken by the Financial Accounting Standards Board in the recent proposed FASB Staff Position to prohibit use of the accrue-in-advance method to account for planned major maintenance activities and would provide an illusion of risk transfer and financial statement smoothing when it economically does not occur.

There are return conditions in each lease that specify the state of maintenance that the aircraft or components must be in at the time of return. In the final maintenance cycle of each aircraft or

FASB Staff Position would be effective for the first fiscal year beginning after December 15, 2006, with early adoption permitted.

SHEARMAN & STERLING

component, the Company estimates the amount of usage that will occur prior to return of the aircraft. To the extent there will be maintenance cost required, or cash due to the lessors at the time of return of the aircraft based on the maintenance work that needs to be completed to bring the aircraft to the required condition at the end of the lease, that amount is estimated and expensed during the period between the final maintenance event and return of the aircraft. To the extent there are maintenance deposits with the lessors, they can and will be utilized to cover the cash impact of meeting the return condition requirements.

Alternative Accounting Method Considered

The Company considered an alternative accounting method relative to the maintenance deposits that would assume that the lessor has the obligation to maintain the aircraft but subcontracts with the lessee to procure the actual maintenance work. Under this alternative method, the amount accrued as owed to the lessor for maintenance deposits would in effect be considered contingent rental and would be expensed as additional lease expense as incurred. In essence the assumption is that the lessor would have the obligation to maintain the aircraft but would subcontract with the lessee to procure the aircraft maintenance on its behalf. As maintenance costs are incurred by the Company, those costs would be expensed as incurred in accordance with the Company’s stated accounting policy. As the Company submits receipts or evidence that maintenance has been performed and the lessor provides reimbursement or the Company is refunded back deposited amounts, those amounts would be credited to rental expense in the period the Company is entitled to receive such payments.

The Company did not select this policy because it contractually has the full responsibility for the aircraft maintenance and bears all the risks associated with the cost of maintenance. The Company can select the maintenance service provider or can choose to perform the maintenance internally. In any case, the Company is at risk for those costs. The Company further believes that using a contingent rent model would not reflect the underlying risks and rewards associated with the lease contract and would front-load lease expense in the early period of the lease prior to when maintenance occurs by structuring the lease to require deposits for underlying maintenance that are returned when the maintenance is performed. In reality, the purpose of the provision is related to the creditworthiness of the lessee: the lessor simply wants to ensure that the lessee will maintain the aircraft until its return at the end of the lease. The Company further believes that allowing for the application of this approach would present situations of contractually accelerating or delaying expenses that would not reflect the underlying risks and rewards associated with the lease contract. The Company therefore believes that the accounting method it uses better reflects the economics and contractual reality of its leasing arrangements than the alternative accounting method considered in this and the preceding paragraph.

Based on the above, the Company believes its maintenance accounting is appropriate and in accordance with U.S. generally accepted accounting principles.

SHEARMAN & STERLING

STAFF COMMENT NO. 1

We note your response to our prior comment number one, including the lease agreement side letters that you recently obtained. In your response, you state that the side letters clarify that maintenance reserves are fully refundable. However, this does not appear consistent with language in many of the side letters and legal opinions you provided. For instance, example 1.1 of the Automatic LLC, GATX, and C.I.T. letters states “The aircraft is returned and lessor retains $150,000” and the RBS letter states “such funds...remain with the lessor.” You also previously stated on a telephone conference call with us that maintenance reserves, while required in your older leases, were not required by lessors in your more recent leases. However, the April 8, 2005 lease with RBS Aerospace that you provided in your last response states in section 1.4(c) of schedule 13 that supplemental rent amounts paid by the lessee are the sole and exclusive property of the lessor and the lessor shall be entitled to retain absolutely any credit balance remaining after the expiration of the lease. Notwithstanding these inconsistencies, we cannot concur with your conclusion that reserves are fully refundable based on these side letters. We believe your historical accounting for your leases should be based on the terms of your leases as executed, rather than on recently obtained side letters. Further, even if you formally amended your leases based on these side letters, we believe that such amended terms would be properly accounted for on a prospective basis. We believe you should amend your Form 20-F and restate your financial statements to account for all nonrefundable maintenance reserve payments as expenses in the period in which hours or cycles are flown.

Response to Comment 1

As explained above in detail, the Company does not believe that the refundability of maintenance reserves is dispositive of its accounting treatment. Nevertheless the Company wishes to briefly and respectfully submit why it disagrees with the Staff’s legal analyses in its Comment 1 and to correct a misimpression the Company may have left the Staff with. A. The Staff cites examples 1.1 of the Automatic LLC, GATX and C.I.T. letters to stand for the proposition that maintenance deposits are not refundable. We believe the complete reading of the example leads to the opposite conclusion. In the example, the Company has used the aircraft for 5 years, and therefore has to bear half of the total costs of landing gear maintenance ($150,000), assuming a 10-year landing gear maintenance cycle. Please note that the example assumes total maintenance costs of $300,000 at the end of the 10-year landing gear maintenance cycle, that the Company has paid $150,000 in maintenance deposits and that the Company uses the aircraft for five years. It follows, and the letter and the lease make clear, that if the Company did not use the aircraft at all, it would receive the full $150,000 in return.

As set forth in our opinions provided to you, the question of refundability of excess maintenance deposits at the end of the leases is specifically addressed and confirmed in the second to last

SHEARMAN & STERLING

paragraph of the C.I.T. letter and in the third to last paragraph of the GATX and Automatic LLC letters.

You quote the RBS letter to say “such funds…remain with the lessor [sic]”. The full language of the quotation is as follows:

“…such funds, to the extent they relate to maintenance obligations for the use of the aircraft by the Lessee until the return of the Aircraft, remain with the lessor for application to future maintenance events occurring after the termination of the Lease (italics added).”

The references in the quoted language to “future maintenance events”, and to the use of the aircraft “by the Lessee until the return of the Aircraft”, are to maintenance that has to be paid for because aircraft are never returned fully maintained, and not to excess maintenance funds.

B. You mention that the Company stated on a telephone conference call that maintenance reserves were not required in its more recent leases. The Company does not believe it so stated, but if it did, it regrets the misstatement, as in fact, most, but not all of its leases entered into in 2005 and 2006 do not require maintenance reserves. The RBS Aerospace lease you cite covers one aircraft, while the (*) Aircraft leases, entered into in 2005 and 2006, cover six aircraft and do not require any reserve deposits during the term of the lease but only require the Company to leave with the lessor amounts to cover the use by the Company of the aircraft until the lease termination, which in the Company’s view are not excess funds. The Company will be glad to furnish copies of these (*) leases to you as supplemental information should you so desire.

CONFIDENTIAL TREATMENT REQUESTED BY GOL LINHAS AEREAS INTELIGENTES

C. The Company and we do not understand why the Staff gives no weight to the clarificatory letters that the Company received from seven of its lessors.

The Company’s review of its leases, performed with the assistance of counsel, revealed some ambiguities in the Company’s lease agreements and inconsistencies between the executed lease agreements and the Company’s consistent course of dealing with the lessors. In light of the Staff’s inquiries the Company contacted the lessors and explained to them that it was important that the parties’ interpretation of the leases be memorialized so that the Company could show to the Staff in writing what the parties understood all along to be the truth and substance of their contractual arrangements.

The letters from the lessors are not “side” letters. They are interpretative letters that serve to align how the parties had understood their business arrangements with what had been drafted. That they are of “recent” vintage does not detract from their value, in our view. At the Company’s specific request, most of the letters state that they do not amend the leases precisely

SHEARMAN & STERLING

because the Company wanted the letters to be very clear that they set out what had from the outset been the view of the parties as to how the leases should be read.

The lessors, independent parties, have no reason to sign these letters unless they reflect the objective reality of the arrangements they have had with the Company from the beginning, as the Company asks us to represent that it did not give or promise or suggest that it would give anything of value or any economic or other advantage to the lessors in exchange for the letters.

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 55.11.3702.2202 or Mr. Richard F. Lark of the Company at 55.11.3169.6226.

/s/ Andrew B. Jánszky

Andrew B. Jánszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP